                                                  -----------------------------
                                                           OMB APPROVAL
                                                  -----------------------------
                                                  OMB Number:          3235-0145
                                                  Expires:      October 31, 1994
                                                  Estimated average burden
                                                  hours per form . . . . 14.90
                                                  -----------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*

                                   McLeod, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   582266 10 2
                 ------------------------------------------
                                 (CUSIP Number)

           Casey D. Mahon, c/o McLeod, Inc., 221 Third Ave. S.E.,
              Suite 500, Cedar Rapids, IA  52401 (319) 298-7775
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                June 14, 1996
                 -------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 582266 10 2                                                              Page   2   of   6    Pages
          -----------                                                                   -----    ------
- ------------------------------------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Clark E. McLeod
       c/o McLeod, Inc., 221 Third Avenue SE, Suite 500
       Cedar Rapids, Iowa  52401


- ------------------------------------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (a) / X /
                                                                                                                     (b) /  /

- ------------------------------------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY



- ------------------------------------------------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       PF


- ------------------------------------------------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                                                /  /


- ------------------------------------------------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America

- ------------------------------------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
                               4,636,777

        NUMBER OF         ----------------------------------------------------------------------------------------------------------
         SHARES           8    SHARED VOTING POWER
      BENEFICIALLY             4,484,809    See Item 5
        OWNED BY
          EACH            ----------------------------------------------------------------------------------------------------------
        REPORTING         9    SOLE DISPOSITIVE POWER
         PERSON                4,636,777
          WITH            ----------------------------------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               0

- ------------------------------------------------------------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,121,586

- ------------------------------------------------------------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



- ------------------------------------------------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       19.8% 1 /


- ------------------------------------------------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       IN
- ------------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





- ------------------

1 /    Includes shares owned by Mary McLeod representing 9.6% of the Class A
Common Stock of McLeod Inc. (assuming the conversion of all outstanding Class B Common Stock shares into Class A Common Stock shares).

 CUSIP No. 582266 10 2                                                             Page    3     of     7   Pages
           -----------                                                                  --------    -------



                                  SCHEDULE 13D


- ------------------------------------------------------------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Mary E. McLeod
       c/o McLeod, Inc.
       221 Third Avenue SE, Suite 500
       Cedar Rapids, Iowa  52401


- ------------------------------------------------------------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (a) / X /
                                                                                                                     (b) /   /



- ------------------------------------------------------------------------------------------------------------------------------------
 3     SEC USE ONLY



- ------------------------------------------------------------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*
       PF


- ------------------------------------------------------------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                                                /   /



- ------------------------------------------------------------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America

- ------------------------------------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
                               0

        NUMBER OF         ----------------------------------------------------------------------------------------------------------
         SHARES           8    SHARED VOTING POWER
      BENEFICIALLY             4,412,850    See Item 5
        OWNED BY
          EACH            ----------------------------------------------------------------------------------------------------------
        REPORTING         9    SOLE DISPOSITIVE POWER
         PERSON                4,412,850
          WITH
                          ----------------------------------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               0

- ------------------------------------------------------------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,412,850

- ------------------------------------------------------------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



- ------------------------------------------------------------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.6%


- ------------------------------------------------------------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       IN
- ------------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 CUSIP No. 582266 10 2                                                             Page    4     of     7   Pages
           -----------                                                                  --------    -------



Item 1.          Security and Issuer

                 This statement relates to the Class A Common Stock, par value $.01 (the "Class A Common Stock"), of McLeod, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 221 Third Avenue SE, Suite 500, Cedar Rapids, Iowa 52401.

Item 2.          Identity and Background

                 This statement is being filed by Clark E. McLeod and his wife, Mary E. McLeod (collectively, the "Reporting Persons"). Mr. McLeod's principal occupation is Chairman, Chief Executive Officer and director of the Company. His business address and the address of the Company are stated in Item 1 above. Mrs. McLeod is a homemaker.

                 During the last five years, neither Clark McLeod nor Mary McLeod have been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 Clark and Mary McLeod are citizens of the United States.

Item 3.          Source and Amount of Funds or Other Consideration

                 Clark McLeod and Mary McLeod each purchased 125,000 shares of the Class A Common Stock at $20.00 per share in the initial public offering of the Class A Common Stock of the Company (the "Initial Public Offering") as described in Item 5 below. The funds used to purchase these shares came from available cash on hand.

Item 4.          Purpose of Transaction

                 The Reporting Persons have acquired the Class A Common Stock for investment. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of Class A Common Stock. Pursuant to an Investor Agreement (as described in Item 6 below) entered into in connection with the Initial Public Offering, the Reporting Persons have agreed that for a two-year period commencing on June 10, 1996 they will not sell or otherwise dispose of any equity security of the Company without the consent of the Company's Board of Directors. The Reporting Persons have also entered into agreements (as described in Item 6 below) with the underwriters of the Initial Public Offering pursuant to which the Reporting Persons have agreed that for a one-year period commencing on June 10, 1996 they will not sell or otherwise dispose of any equity security of the Company without the consent of the underwriters.

                 Except as described in this Schedule 13D report, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.          Interest in Securities of the Issuer

                 (a) As of the date of this report, Clark McLeod beneficially owns an aggregate of 9,121,586 shares of Class A Common Stock which represents approximately 19.8% of the shares of Class A Common Stock outstanding on June 14, 1996, the date of the closing of the Initial Public Offering, according to the final prospectus issued in conjunction with the Initial Public Offering and adjusted for the underwriting overallotment (and assuming all outstanding Class B Common Stock shares are converted into Class A Common Stock shares). The shares beneficially owned by Clark McLeod include 4,412,850 shares owned by Mary McLeod, 41,959 shares owned by Holly McLeod, 7,500 shares owned by Joni Thornton, 3,750 shares owned by Al and Delores Lyon, 7,500 shares owned by Aaron McLeod, 7,500 shares owned by Dave and Karen Lindberg, and 3,750 shares owned by Ted

 CUSIP No. 582266 10 2                                                             Page    5     of     7   Pages
           -----------                                                                  --------    -------



McLeod. Each of Mary McLeod, Holly McLeod, Joni Thornton, Al and Delores Lyon, Aaron McLeod, Dave and Karen Lindberg, and Ted McLeod have granted Clark McLeod a power of attorney to vote their respective shares. The amount reported as beneficially owned by Clark McLeod also includes 223,912 shares of Class A Common Stock that Mr. McLeod has the right to purchase within 60 days pursuant to outstanding options.

                          Mary McLeod beneficially owns an aggregate of
4,412,850 shares of Class A Common Stock which represents approximately 9.6% of the shares of Class A Common Stock outstanding on June 14, 1996 according to the final prospectus issued in conjunction with the Initial Public Offering and adjusted for the underwriting overallotment (and assuming all Class B Common Stock shares are converted into Class A Common Stock shares).

                          Together with Midwest Capital Group, Inc., MWR
Investments Inc. and IES Investments Inc., the Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange
Act of 1934. Collectively, this group beneficially owns a total of 27,572,515 shares of Class A Common Stock which represents approximately
58.1% of the shares of Class A Common Stock outstanding on June 14, 1996 according to the final prospectus issued in conjunction with the Initial
Public Offering and adjusted for the underwriting overallotment (and assuming all Class B Common Stock shares are converted into Class A Common Stock shares).


                 (b) The number of shares of Class A Common Stock as to which Clark McLeod has

                          (i)     sole power to vote or direct the vote                       4,636,777

                          (ii)    shared power to vote or direct the vote                     4,484,809

                          (iii)   sole power to dispose or direct the disposition             4,636,777

                          (iv)    shared power to dispose or direct the disposition           0

                          The number of shares of Class A Common Stock as to which Mary McLeod has

                          (i)     sole power to vote or direct the vote                       0

                          (ii)    shared power to vote or direct the vote                     4,412,850

                          (iii)   sole power to dispose or direct the disposition             4,412,850

                          (iv)    shared power to dispose or direct the disposition           0

                 (c) Clark McLeod and Mary McLeod each purchased 125,000 shares of the Class A Common Stock at $20.00 per share in the Initial Public Offering. Except for these purchases, neither Clark McLeod nor Mary McLeod have effected any other transactions in the Class A Common Stock during the past 60 days.

                 (d)      Not applicable.

                 (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 The Reporting Persons, Midwest Capital Group, Inc., MWR Investments Inc., IES Investments Inc. (collectively, the "Investor Stockholders"), and the Company have, with respect to the respective shares of capital stock owned by each Investor Stockholder, entered into an investor agreement (the "Investor Agreement"), effective as of June 10, 1996, which provides that each Investor Stockholder, for so long as such Investor Stockholder owns at least 10% of the outstanding capital stock of the Company (but in no event longer than three years), shall vote such Investor Stockholder's stock and take all action within its power to (i) establish the size of the Board of

 CUSIP No. 582266 10 2                                                             Page    6     of     7   Pages
           -----------                                                                  --------    -------



Directors of the Company at nine directors, (ii) cause to be elected to the Board of Directors of the Company one director designated by IES Investments Inc. (for so long as IES Investments Inc. owns at least 10% of the outstanding capital stock of the Company); (iii) cause to be elected to the Board of Directors of the Company one director designated by Midwest Capital Group, Inc. (for so long as Midwest Capital Group, Inc. owns at least 10% of the outstanding capital stock of the Company); (iv) cause to be elected to the Board of Directors of the Company three directors who are executive officers of the Company designated by Clark McLeod (for so long as Clark McLeod and Mary McLeod collectively own at least 10% of the outstanding capital stock of the Company); and (v) cause to be elected to the Board of Directors of the Company four independent directors nominated by the Board. The Investor Agreement also provides that, for a period of three years commencing on June 10, 1996 and subject to certain exceptions, each of IES Investments Inc., MWR Investments Inc., and Midwest Capital Group, Inc. will refrain from acquiring, or agreeing or seeking to acquire, beneficial ownership of any securities issued by the Company. In addition, the Investor Agreement provides that, for a two-year period commencing on the June 10, 1996, no Investor Stockholder (including the Reporting Persons) will sell or otherwise dispose of any equity securities of the Company without the consent of the Board of Directors of the Company.

                 In connection with the Initial Public Offering, the Reporting Persons have also entered into agreements (the "Lock-up Agreements") with the underwriters of the Initial Public Offering pursuant to which the Reporting Persons have agreed that for a one-year period commencing on June 10, 1996 they will not sell or otherwise dispose of any equity security of the Company without the consent of the underwriters.

                 In addition, each of Mary McLeod, Holly McLeod, Joni Thornton, Al and Delores Lyon, Aaron McLeod, Dave and Karen Lindberg, and Ted McLeod have granted Clark McLeod a power of attorney to vote their respective shares of the Company.

                 The foregoing description of the Investor Agreement and the Lock-up Agreements is qualified in its entirety by reference to the Investor Agreement and the Lock-up Agreements which are filed as exhibits to this Schedule and are incorporated herein by reference.

Item 7.          Material to be Filed as Exhibits

                 1. Form of Investor Agreement dated as of April 1, 1996 among the Company, IES Investments, Inc., Midwest Capital Group Inc., MWR Investments Inc., Clark and Mary McLeod and certain other stockholders (previously filed with the Securities and Exchange Commission as Exhibit 4.8 to the Company's Registration Statement on Form S-1, as amended, dated June 7, 1996 (File No. 333-3112) and incorporated by reference herein).

                 2.       Limited Power of Attorney of Mary E. McLeod dated
May 5, 1993.

                 3. Limited Power of Attorney of Holly A. McLeod dated May 4, 1993.

                 4. Limited Power of Attorney of Joni Thornton dated April 25, 1995.

                 5. Limited Power of Attorney of Al Lyon and Delores Lyon dated April 25, 1995.

                 6. Limited Power of Attorney of Aaron McLeod dated April 25, 1995.

                 7. Limited Power of Attorney of Dave Lindberg and Karen Lindberg dated April 25, 1995.

                 8.       Limited Power of Attorney of Ted McLeod dated
April 25, 1995.

                 9. Lock-up Letter from Clark E. McLeod to Salomon Brothers Inc, Morgan Stanley & Co. Incorporated and Bear Stearns & Co. Inc. dated June 10, 1996.

                 10. Lock-up Letter from Mary E. McLeod to Salomon Brothers Inc, Morgan Stanley & Co. Incorporated and Bear Stearns & Co. Inc. dated June 10, 1996.

 CUSIP No. 582266 10 2                                                             Page    7     of     7   Pages
           -----------                                                                  --------    -------




Signature

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:            June 24, 1996

CLARK E. MCLEOD

/s/ CLARK E. MCLEOD
- ----------------------------------


MARY E. MCLEOD

/s/ MARY E. MCLEOD
- ----------------------------------

                                                                    EXHIBIT 2

                           LIMITED POWER OF ATTORNEY

         The undersigned, Mary E. McLeod, of Cedar Rapids, Linn County, Iowa, does hereby appoint Clark E. McLeod of Cedar Rapids, Linn County, Iowa, my true and lawful attorney-in-fact with right, power and authority for me and in my name place and stead to vote all shares of common stock of McLeod Telecommunications, Inc. held by me, to act as my proxy at any shareholders meeting of McLeod Telecommunications, Inc., to execute any documents, agreements, instruments or other writings in my name and place as a shareholder of McLeod Telecommunications, Inc. I give my attorney-in-fact the full power and authority to do and perform each and every act and deed whatsoever required and necessary to be done in regard to the foregoing as fully as if I might or could do it personally if I were present and individually acting.

         I direct that this power of attorney shall take effect immediately and shall be irrevocable unless and until such time as there shall be filed of record a duly acknowledged revocation of this instrument at the corporate office of McLeod Telecommunications, Inc.

         Dated   5-5-93.
              ---------


                                                         /s/ MARY E. MCLEOD
                                                         -------------------
                                                         Mary E. McLeod

STATE OF IOWA            )
                         )SS:
COUNTY OF LINN           )

         On this _____ day of _______________, before me personally appeared Mary E. McLeod, to me known to be the person named in and who executed the foregoing instrument, and acknowledged that she executed the same as her voluntary act and deed.


                                      -----------------------------------
                                      Notary Public in the State of Iowa

                                                                    EXHIBIT 3

                           LIMITED POWER OF ATTORNEY

         The undersigned, Holly A. McLeod, of Des Moines, Polk County, Iowa, does hereby appoint Clark E. McLeod of Cedar Rapids, Linn County, Iowa, my true and lawful attorney-in-fact with right, power and authority for me and in my name place and stead to vote all shares of common stock of McLeod Telecommunications, Inc. held by me, to act as my proxy at any shareholders meeting of McLeod Telecommunications, Inc., to execute any documents, agreements, instruments or other writings in my name and place as a shareholder of McLeod Telecommunications, Inc. I give my attorney-in-fact the full power and authority to do and perform each and every act and deed whatsoever required and necessary to be done in regard to the foregoing as fully as if I might or could do it personally if I were present and individually acting.

         I direct that this power of attorney shall take effect immediately and shall be irrevocable unless and until such time as there shall be filed of record a duly acknowledged revocation of this instrument at the corporate office of McLeod Telecommunications, Inc.

         Dated   5/4/93 .
              ----------


                                           /s/ HOLLY A. MCLEOD
                                           -------------------
                                           Holly A. McLeod

STATE OF IOWA    )
                 )SS:
COUNTY OF POLK   )

         On this _____ day of_____________, 1993, before me
personally appeared Holly A. McLeod, to me known to be the person named in and who executed the foregoing instrument, and acknowledged that she executed the same as her voluntary act and deed.

                                            ----------------------------------
                                            Notary Public in the State of Iowa

                                                                    EXHIBIT 4

                           LIMITED POWER OF ATTORNEY

         The undersigned, Joni Thornton, of Cedar Rapids, Linn County, Iowa, does hereby appoint Clark E. McLeod of Cedar Rapids, Linn County, Iowa, my true and lawful attorney-in-fact with right, power and authority for me and in my name, place, and stead to vote all shares of common stock of McLeod, Inc. held by me, to act as my proxy at any shareholders meeting of McLeod, Inc., and to execute any documents, agreements, instruments or other writings in my name and place as a shareholder of McLeod, Inc. I give my attorney-in-fact the full power and authority to do and perform each and every act and deed whatsoever required and necessary to be done in regard to the foregoing as fully as if I might or could do it personally if I were present and individually acting.

         I direct that this power of attorney shall take effect immediately and shall be irrevocable unless and until such time as there shall be filed of record a duly acknowledged revocation of this instrument at the corporate office of McLeod, Inc.

         Dated   April 25, 1995.
              -----------------

                                                /s/ JONI THORNTON
                                                ------------------------------
                                                Joni Thornton

STATE OF IOWA    )
                 )SS:
COUNTY OF LINN   )

         On this 25th day of April, 1995, before me personally appeared Joni Thornton, to me known to be the person named herein executed the foregoing instrument, and acknowledged that she executed the same as her voluntary act and deed.

                                               /s/ CASEY D. MAHON
                                              ----------------------------
                                              Notary Public in the State of Iowa



NOTARIAL SEAL            CASEY D. MAHON
    IOWA             MY COMMISSION EXPIRES
                           10/19/96

                                                                    EXHIBIT 5

                           LIMITED POWER OF ATTORNEY

         The undersigned, Al and Delores Lyon, of Winston-Salem, Davidson County, North Carolina, do hereby appoint Clark E. McLeod of Cedar Rapids, Linn County, Iowa, our true and lawful attorney-in-fact with right, power and authority for us and in our name, place, and stead to vote all shares of common stock of McLeod, Inc. held by us, to act as our proxy at any shareholders meeting of McLeod, Inc., and to execute any documents, agreements, instruments or other writings in our name and place as a shareholder of McLeod, Inc. We give our attorney-in-fact the full power and authority to do and perform each and every act and deed whatsoever required and necessary to be done in regard to the foregoing as fully as if we might or could do it personally if we were present and individually acting.

         We direct that this power of attorney shall take effect immediately and shall be irrevocable unless and until such time as there shall be filed of record a duly acknowledged revocation of this instrument at the corporate office of McLeod, Inc.

         Dated   4-25-95.
              -----------


                                                  /s/ AL LYON
                                                  --------------------------
                                                  Al Lyon


                                                  /s/ DELORES LYON
                                                  --------------------------
                                                  Delores Lyon

STATE OF NORTH CAROLINA           )
                                  ) SS:
COUNTY OF DAVIDSON                )

         On this 25th day of April, 1995, before me personally appeared the above-named inviduals, to me known to be the persons named herein and who executed the foregoing instrument, and acknowledged that they executed the same as their voluntary act and deed.



                                             /s/ NORMA K. MIFONG
                                 --------------------------------------------
                                 Notary Public in the State of North Carolina

[NOTARIAL SEAL]

                                                                    EXHIBIT 6

                          LIMITED POWER OF ATTORNEY

         The undersigned, Aaron McLeod of St. Paul, Ramsey County, Minnesota, does hereby appoint Clark E. McLeod of Cedar Rapids, Linn County, Iowa, my true and lawful attorney-in-fact with right, power and authority for me and in my name, place, and stead to vote all shares of common stock of McLeod, Inc. held by me, to act as my proxy at any shareholders meeting of McLeod, Inc., and to execute any documents, agreements, instruments or other writings in my name and place as a shareholder of McLeod, Inc. I give my attorney-in-fact the full power and authority to do and perform each and every act and deed whatsoever required and necessary to be done in regard to the foregoing as fully as if I might or could do it personally if I were present and individually acting.

         I direct that this power of attorney shall take effect immediately and shall be irrevocable unless and until such time as there shall be filed of record a duly acknowledged revocation of this instrument at the corporate office of McLeod, Inc.

         Dated 4-25-95 .
               --------
                                                  /s/ AARON MCLEOD
                                                  -------------------
                                                  Aaron McLeod


STATE OF MINNESOTA        )
                          ) SS:
COUNTY OF DAKOTA          )

         On this 25 day of April, 1995, before me personally appeared Aaron McLeod, to me known to be the person named herein and who executed the foregoing instrument, and acknowledged that he executed the same as his voluntary act and deed.

                                          /s/ ANGELA M. ELLIS
                                        ---------------------------------------
                                        Notary Public in the State of Minnesota

[NOTARIAL SEAL]          ANGELIA M. ELLIS
                    NOTARY PUBLIC - MINNESOTA
                          DAKOTA COUNTY
                 MY COMM. EXPIRES JAN. 31, 2000

                                                                    EXHIBIT 7

                          LIMITED POWER OF ATTORNEY

         The undersigned, Dave and Karen Lindberg, of Cannon Falls, Goodhue County, Minnesota, do hereby appoint Clark E. McLeod of Cedar Rapids, Linn County, Iowa, our true and lawful attorney-in-fact with right, power and authority for us and in our name, place, and stead to vote all shares of common stock of McLeod, Inc. held by us, to act as our proxy at any shareholders meeting of McLeod, Inc., and to execute any documents, agreements, instruments or other writings in our name and place as a shareholder of McLeod, Inc. We give our attorney-in-fact the full power and authority to do and perform each and every act and deed whatsoever required and necessary to be done in regard to the foregoing as fully as if we might or could do it personally if we were present and individually acting.

         We direct that this power of attorney shall take effect immediately and shall be irrevocable unless and until such time as there shall be filed of record a duly acknowledged revocation of this instrument at the corporate office of McLeod, Inc.

         Dated 4/25/95 .
              ---------

                                                       /s/ DAVE LINDBERG
                                                       ----------------------
                                                           Dave Lindberg


                                                       /s/  KAREN LINDBERG
                                                       ---------------------
                                                           Karen Lindberg


STATE OF MINNESOTA        )
                          ) SS:
COUNTY OF GOODHUE         )

         On this 25th day of April, 1995, before me personally appeared the above-signed individuals, to me known to be the persons named herein and who executed the foregoing instrument, and acknowledged that they executed the same as their voluntary act and deed.

                                        /s/ GERALDINE A. CLAYTOR
                                        ---------------------------------------
                                        Notary Public in the State of Minnesota


[NOTARIAL     GERALDINE A. CLAYTOR
  SEAL]       NOTARY PUBLIC-MINNESOTA
              MY COMMISSION EXPIRES 1-31-00

                                                                    EXHIBIT 8

                          LIMITED POWER OF ATTORNEY

         The undersigned, Ted McLeod of Cedar Rapids, Linn County, Iowa, does hereby appoint Clark E. McLeod of Cedar Rapids, Linn County, Iowa, my true and lawful attorney-in-fact with right, power and authority for me and in my name, place, and stead to vote all shares of common stock of McLeod, Inc. held by me, to act as my proxy at any shareholders meeting of McLeod, Inc., and to execute any documents, agreements, instruments or other writings in my name and place as a shareholder of McLeod, Inc. I give my attorney-in-fact the full power and authority to do and perform each and every act and deed whatsoever required and necessary to be done in regard to the foregoing as fully as if I might or could do it personally if I were present and individually acting.

         I direct that this power of attorney shall take effect immediately and shall be irrevocable unless and until such time as there shall be filed of record a duly acknowledged revocation of this instrument at the corporate office of McLeod, Inc.

Dated 4-25-95 .
      --------
                                                        /s/ TED MCLEOD
                                                        --------------------
                                                            Ted McLeod

STATE OF IOWA             )
                          ) SS:
COUNTY OF LINN            )

         On this 25th day of April, 1995, before me personally appeared Ted McLeod, to me known to be the person named herein and who executed the foregoing instrument, and acknowledged that he executed the same as his voluntary act and deed.

                                           /s/ PATRICIA S. SCOTT
                                           ----------------------------------
                                           Notary public in the State of Iowa

                                                                       EXHIBIT 9
                                McLeod, Inc.
                   Public Offering of Class A Common Stock
                                                                   June 10, 1996

Salomon Brothers Inc
Morgan Stanley & Co. Incorporated
Bear, Stearns & Co. Inc.

As Representatives of the several Underwriters, c/o Salomon Brothers Inc
Seven World Trade Center
New York, New York 10048

Dear Sirs:

         This letter is being delivered to you in connection with the proposed Underwriting Agreement (the "Underwriting Agreement"), between McLeod, Inc., a Delaware corporation (the "Company"), and each of you as Representatives of a group of Underwriters named therein, relating to an underwritten public offering of Class A Common Stock, $.01 par value (the "Common Stock"), of the Company.

         In order to induce you and the other Underwriters to enter into the Underwriting Agreement, the undersigned acknowledges that any shares of Common Stock purchased by the undersigned contemporaneously with the closing of the underwritten public offering will be purchased with the intention of holding such shares for purposes of investment and agrees not to offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Common Stock beneficially owned by the undersigned or any securities convertible into, or exchangeable for, shares of Common Stock for a period of one year following the day on which the Underwriting Agreement is executed without the prior written consent of the Representatives, except shares of Common Stock disposed of as bona fide gifts or pledges where the recipients of such gifts or the pledgees, as the case may be, agree in writing with the Underwriters to be bound by the terms of this letter.

         If for any reason the Underwriting Agreement shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement), the agreement set forth above shall likewise be terminated.


                                       Yours very truly,

                                       /s/ CLARK E. MCLEOD
                                       ----------------------------
                                       (Sign Name)

                                       Clark E. McLeod
                                       ----------------------------
                                       (Print Name)

                                                                      EXHIBIT 10
                                  McLeod, Inc.
                    Public Offering of Class A Common Stock

                                                                   June 10, 1996

Salomon Brothers Inc
Morgan Stanley & Co. Incorporated
Bear, Stearns & Co. Inc.

As Representatives of the several Underwriters, c/o Salomon Brothers Inc
Seven World Trade Center
New York, New York 10048

Dear Sirs:

         This letter is being delivered to you in connection with the proposed Underwriting Agreement (the "Underwriting Agreement"), between McLeod, Inc., a Delaware corporation (the "Company"), and each of you as Representatives of a group of Underwriters named therein, relating to an underwritten public offering of Class A Common Stock, $.01 par value (the "Common Stock"), of the Company.

         In order to induce you and the other Underwriters to enter into the Underwriting Agreement, the undersigned acknowledges that any shares of Common Stock purchased by the undersigned contemporaneously with the closing of the underwritten public offering will be purchased with the intention of holding such shares for purposes of investment and agrees not to offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Common Stock beneficially owned by the undersigned or any securities convertible into, or exchangeable for, shares of Common Stock for a period of one year following the day on which the Underwriting Agreement is executed without the prior written consent of the Representatives, except shares of Common Stock disposed of as bona fide gifts or pledges where the recipients of such gifts or the pledgees, as the case may be, agree in writing with the Underwriters to be bound by the terms of this letter.

         If for any reason the Underwriting Agreement shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement), the agreement set forth above shall likewise be terminated.



                                       Yours very truly,

                                       /s/ MARY E. MCLEOD
                                       ----------------------------
                                       (Sign Name)

                                       Mary E. McLeod
                                       ----------------------------
                                       (Print Name)